Prudential Investment Portfolios, Inc.

655 Broad Street

Newark, New Jersey 07102

September 26, 2017

VIA EDGAR SUBMISSION

Mr. Alberto Zapata

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prudential Investment Portfolios, Inc.

Post-Effective Amendment No. 51 to the Form N-1A Registration Statement
under the Securities Act of 1933; Amendment No. 52 to the Form N-1A
Registration Statement under the Investment Company Act of 1940

Securities Act Registration No. 033-61997
Investment Company Act No. 811-07343

Dear Mr. Zapata:

We filed with the Securities and Exchange Commission (the Commission) through EDGAR on July 14, 2017 on behalf of Prudential Investment Portfolios, Inc. (the Registrant) the above-referenced post-effective amendment (the Amendment). The Amendment was filed under Rule 485(a)(1) under the 1933 Act solely for the purpose of adding a new class of shares to the Prudential JennisonGrowth Fund (the Fund), which is a sole series of the Registrant. The new class of shares is known as Class Q.

This letter is intended to respond to the Commission Staff’s comments that were conveyed by telephone on August 30, 2017 by Mr. Patrick Scott of the Commission Staff, with respect to the Amendment. For your convenience, a summary of your comments are included herein and the responses are keyed accordingly, as set forth below. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

GENERAL COMMENTS:

1. Comment: Please complete and update all blanks and bracketed items which appear in the Amendment in the Registrant’s next post-effective amendment filing.

Response: We hereby confirm that all blanks and/or incomplete information will be supplied and included in the Registrant’s next post-effective amendment filing.

2. Comment: Please submit these comments and the Registrant’s responses thereto as a Correspondence submission on EDGAR addressed to Alberto Zapta prior to the effectiveness of the Amendment.

Response: The staff’s comments and the Registrant’s responses thereto, will be submitted and filed on EDGAR as Correspondence, addressed to Mr. Zapata, prior to the effectiveness of the Amendments.

3. Comment: Please note that the company and its management are responsible for the adequacy and accuracy of the disclosures contained in the Amendment, notwithstanding any review, comments, action or absence of action taken by the Commission Staff.

Response: We hereby confirm our understanding, as described above.

4. Comment: Please confirm that the applicable EDGAR Series and Class ID information will be updated to reflect the inclusion of Class Q shares for the Funds.

Response: The EDGAR Series and Class ID information for the Funds will be updated to include the relevant information pertaining to the Class Q shares of each Fund.

5. Comment: To the extent that a comment furnished with respect to a specific prospectus or statement of additional information is applicable to other prospectuses and/or statements of additional information, your response should be considered to similarly apply to all such other prospectuses and/or statements of additional information.

Response: Comments which have applicability to other prospectuses and/or statements of additional information in the fund complex will be applied accordingly.

COMMENTS ON THE PROSPECTUS:

6. Comment: In the Prospectus, in the section entitled “Fund Summary—Fund Fees and Expenses” the Fund’s portfolio turnover percentage for the most recently completed fiscal year has not been provided. Please note that if the turnover percentage is greater than 100%, then portfolio turnover should be identified and disclosed as a principal risk of investing in the Fund.

Response: The portfolio turnover percentage has been included. The turnover percentage is below 100%.

7. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” it is recommended that references to “we” throughout this section (and elsewhere in the Prospectus) be replaced by references to the “Fund.”

Response: Revisions which are responsive to this comment have been made throughout the Prospectus, as applicable.

8. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” the disclosure states that the Fund invests “… at least 65% of our total assets in equity and equity-related securities of companies that exceed $1 billion in market capitalization…” Please explain and identify how the remaining 35% of the Fund’s total assets are invested.

Response: The Prospectus has been revised to provide additional discussion and explanation with respect to how the Fund’s remaining 35% of total assets are invested by the subadviser.

9. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” please consider inserting the name of the Fund prior to the “Principal Investment Strategies” subheader.

Response: After consideration, we respectfully decline to include the name of the Fund as requested, in order to avoid repetition within the Prospectus.

10. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” the disclosure states that the Fund considers selling or reducing a stock position when, among other things, “...the stock has experienced a fundamental disappointment in earnings…” Please replace the phrase “fundamental disappointment” with more precise language.

Response: The disclosure has been revised in response to this comment, and the phrase “fundamental disappointment” has been removed as part of the revision.

11. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” please discuss the factors used to determine when and if companies have above-average growth prospects.

Response: The disclosure has been revised in response to this comment.

12. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” please include more detailed disclosure which would explain how the Fund invests, such as the Item 9 disclosures that appear in the back portion of the Prospectus.

Response: The disclosure has been revised in response to this comment.

13. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Risks,” please delete the following cross-reference, which appears at the end of this section, since it is not required to appear in the Summary:

“More information about the risks of investing in the Fund appears in the section of the Prospectus entitled ‘More Information About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks.”

Response: In response to this comment, the cross-reference has been deleted from the Prospectus.

14. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Performance,” please change the order in which the two securities indexes—the Russell 1000 Growth Index and the S&P 500 Index—appear in the Prospectus, so that the S&P 500 Index appears first, then followed by the Russell 1000 Growth Index.

Response: After consideration, we respectfully decline to change the index order as requested.

15. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” please indicate which strategies and risks are principal and which are not principal.

Response: After consideration and review, we respectfully decline to further revise the discussion, because we believe that the existing discussion already identifies and distinguishes the principal and non-principal strategies.

16. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” please confirm in your correspondence that corresponding risks are disclosed for the Fund’s investments in “various types of business ventures,” and in “real estate investment trusts (REITs),” both of which are discussed in this section of the Prospectus.

Response: The Prospectus has been revised to include discussion of the risks associated with business ventures and REITs.

17. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” please confirm in your correspondence that there is a corresponding risk disclosed for the Fund’s investments in “Affiliated Funds,” which are discussed in this section.

Response: The Prospectus already includes discussion of the risks associated with investing in the affiliated funds.

18. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Risks of Investing in the Fund,” please revise the table entitled “Principal & Non-Principal Strategies” by clarifying which of the strategies identified in the table are principal. Also, please confirm in your correspondence that all of the Fund’s principal investment strategies have been disclosed in the Summary Prospectus.

Response: We believe that all of the Funds’ principal investment strategies are appropriately disclosed in the Summary Prospectus.

19. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares,” under the “Choosing a Share Class” sub-heading, please confirm that the “sales charge waivers and discounts” referenced in this section are discussed with specificity in Appendix A to the Prospectus.

Response: Upon review, we believe that the sales charge waivers and discounts are discussed with sufficient specificity in Appendix A.

20. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares,” under the “Choosing a Share Class” sub-heading, please explain what is meant by “guidelines” in the following sentence:

“The Fund has advised financial intermediaries of the share class features and guidelines, per the Prospectus, and it is their responsibility to monitor and enforce these guidelines with respect to shareholders purchasing shares through financial intermediaries.”

Response: The disclosure explains that it is the responsibility of the intermediary to ensure that purchases of Fund shares through the intermediary are compliant with Fund policies. The disclosure is not intended to suggest or imply that the Fund is not responsible for its policies.

21. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares—Qualifying for Class Z shares” the disclosure states, in pertinent part, that “Class Z shares can also be purchased by investors in certain programs sponsored by financial intermediaries who have agreements with Prudential...” Please specify and explain the nature of these “agreements.”

Response: The disclosure has been revised in response to the Staff’s comment.

22. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares—Account Maintenance Fee for Accounts Held by the Transfer Agent,” please note that the $10,000 account minimum disclosed in this section does not apply to Class Z, Class Q and Class R shares.

Response: Because the $10,000 account minimum is applicable to Class Z accounts directly held by the Fund’s transfer agent, the table entitled “Shareholder Fees” in the Summary has been revised to disclose that Class Z accounts held by the Transfer Agent are subject to the account maintenance fee.

23. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares—How to Exchange Your Shares” please explain whether or not the following disclosure was meant to apply only to Wells Fargo Advisors, or was meant to more broadly apply to financial intermediaries in general:

“…if you are entitled to purchase Class Z shares as a participant in Wells Fargo Advisors’ 401(k) Plan, and you seek to transfer your Class Z shares out of the 401(k) Plan after your voluntary or involuntary termination of employment or retirement, you may arrange with the Transfer Agent or your recordkeeper to exchange your Class Z shares held in the 401(k) Plan for Class A shares”

Response: The disclosure has been revised in response to the Staff’s comment.

COMMENTS ON STATEMENT OF ADDITIONAL INFORMATION (SAI):

24. Comment: In Part I of the SAI, in the section entitled “Investment Restrictions,” fundamental policy no. 2 says that the Fund may not issue senior securities, or borrow money or pledge assets, “…except as permitted by the 1940 Act Laws, Interpretations and Exemptions.” Please add specific explanation discussing what is permissible under the 1940 Act.

Response: The SAI has been revised to include relevant explanation.

24. Comment: In Part I of the SAI, in the section entitled “Portfolio Transactions & Brokerage,” please note that Item 21(b) of Form N-1A requires that any brokerage commissions paid to an affiliate be separately identified and disclosed.

Response: Upon review, we believe that the table which appears in Part I of the SAI entitled “Brokerage Commissions Paid by the Funds” complies with Form N-1A, in that it includes, for each fund, a table row which sets out “Total brokerage commissions paid to affiliated brokers,” and a table row which sets out “Percentage of total brokerage commissions paid to affiliated brokers.”

Sincerely yours,

/s/ Jonathan D. Shain
Jonathan D. Shain
Vice President & Corporate Counsel